REQUEST TO WITHDRAW A REGISTRATION
                         STATEMENT PURSUANT TO RULE 477



         The undersigned, on behalf of XRG, Inc., respectfully requests that the entire Form S-3, filed on October 1, 2003, Commission File No. 333-109373 be withdrawn from registration under the Securities Act of 1933, as amended, pursuant to Rule 477. The undersigned represents that this withdrawal request is consistent with the public interest and protection of investors as required under Rule 477(a) and that there has been no resales or distributions of the securities registered under cover of the above referenced registration statement, pursuant to the registration provisions of the Securities Act. The undersigned further represents he has the power to request this withdrawal pursuant to Rule 478(c).




                            /s/ Donald G. Huggins, Jr.
                            --------------------------
                            Donald G. Huggins, Jr.


MTC/ej/303512